Exhibit 99.3

CONSENT OF EXPERT

FILED BY SEDAR

August  9, 2007

British Columbia Securities Commission (Principal Regulator)

Ontario Securities Commission

Alberta Securities Commission

Saskatchewan Securities Commission

The Manitoba Securities Commission

Autorité des marchés financiers

Office of the Administrator, New Brunswick

Nova Scotia Securities Commission

Securities Commission of Newfoundland and Labrador

Registrar of Securities, Prince Edward Island

Registrar of Securities, Northwest Territories

Registrar of Securities, Government of the Yukon Territory

Registrar of Securities, Nunavut

Re:

Report Entitled “Penasquito Project Technical Report” dated August 9, 2007

Pursuant to Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects, this letter is being filed as the consent of Robert H. Bryson of Goldcorp Inc. to the public filing of the technical report entitled “Penasquito Project Technical Report” dated August 9, 2007.

Sincerely,

Robert H. Bryson